Exhibit 99.8

Press Release

Transmode announces preliminary results for the first quarter 2015

Stockholm, Sweden – 9 April 2015 – Transmode, a global supplier of packet optical networking solutions, is today announcing preliminary results for the first quarter 2015.

Following Infinera Corporation’s recommended public offer to the shareholders of Transmode announced earlier this morning, Transmode is announcing its preliminary first quarter results due to such information being provided to Infinera in connection with the preparations of the public offer.

Transmode’s preliminary revenues for the first quarter 2015 will be in the range of SEK 285-290 m (SEK 231.3 m). This represents a growth of 23-25% compared to the corresponding quarter the previous year.

Preliminary operating profit for the first quarter 2015 is expected to be in the range of SEK 46-51 m (SEK 21.5 m), which means an improved operating margin compared to the corresponding quarter the previous year.

Transmode’s final first quarter 2015 results will be published on 29 April at 08:00 a.m. CET, as previously stated.

Transmode discloses the information provided herein pursuant to the Swedish Securities Market Act and the Takeover Rules. The information was submitted for publication at [xx:xx] a.m. CET on 9 April 2015.

This press release has also been drafted in a Swedish language version. In case of any discrepancies between the Swedish and the English language versions, the Swedish version shall prevail.

For more information please contact:

Johan Wilsby

Chief Financial Officer

Transmode AB

Telephone: +46 76 859 6882

Email: johan.wilsby@transmode.com

About Transmode

Transmode is a global provider of packet optical networking solutions that enable fixed line and mobile network operators to cost effectively address the capacity needs created by the rapid growth in video and data traffic. These solutions are important building blocks in next-generation high-speed optical networks that support services such as broadband backhaul, mobile data backhaul, video delivery services and cloud computing. Transmode’s solutions are designed to increase the capacity, flexibility and functionality of metro and regional networks and are based on Wavelength Division Multiplexing (WDM) and transport technologies such as Ethernet. Transmode’s Native Packet Optical 2.0 architecture gives customers key advantages such as cost efficient Ethernet services, ultra-low latency, low power consumption and future proof network design.

Transmode is headquartered in Stockholm, Sweden and is listed on the NASDAQ OMX Stockholm Exchange (TRMO). Since 2000, the company has installed more than 50,000 systems for over 650 fixed and mobile network operators, service providers, large enterprises and public institutions in over 50 countries across the globe.

For additional information about Transmode, please visit www.transmode.com.

Important Information

This announcement makes reference to Infinera Corporation’s recommended public offer to the shareholders of Transmode (the “Offer”). The Offer will not be made to, nor will exchanges be accepted from, or on behalf of, holders of shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not comply with the laws of that jurisdiction. The acceptance period for the Offer for shares of Transmode described in this communication has not commenced.

In connection with the proposed combination of Infinera and Transmode, an offer document related to the Offer will be filed with and published by the Swedish Financial Supervisory Authority (the “SFSA”). In addition, Infinera intends to file a Registration Statement on Form S-4 with the SEC. Shareholders of Transmode should read the above referenced documents and materials carefully when such documents and materials become available, as well as other documents filed with the SEC and with the SFSA, because they will contain important information about the transaction. Infinera may not exchange the common stock referenced in the preliminary prospectus until the Registration Statement on Form S-4 filed with the SEC becomes effective. Shareholders of Transmode may obtain free copies of these documents and materials, any amendments or supplements thereto and other documents containing important information about Infinera and the transaction, once such documents and materials are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents and materials filed with the SEC by Infinera will also be available free of charge from Infinera’s website (www.infinera.com) under the heading “SEC Filings” in the “Company—Investor Relations” portion of Infinera’s website.